Filed by Frank’s International N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Frank’s International N.V.

Commission File No.: 001-36053

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1, 1786 PB Den Helder, The Netherlands

to be held on September 10, 2021 at 2:00 p.m. Central European Time

In the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT,

Amsterdam, The Netherlands

To the shareholders of Frank’s International N.V. (“Frank’s”):

This convocation notice relates to the 2021 Frank’s annual general meeting of shareholders (the “Annual Meeting”) at which Frank’s shareholders will be asked to consider and vote on proposals related to the Merger (as defined below) as well as proposals traditionally addressed at Frank’s annual general meetings. The Annual Meeting will be held on the date, time and location as mentioned above.

In view of the COVID-19 pandemic, Frank’s strongly encourages its shareholders to exercise their voting rights through an electronic or written proxy. For health and safety reasons, Frank’s also encourages its shareholders to follow the Annual Meeting through the listen-only telephone conference / audio webcast, of which the details are set below.

United States of America	+1 (847) 585-4405 (US Toll) or +1 (888) 771-4371 (US Toll-Free)
The Netherlands	+31 207 139 194
Conference ID	50215048

If a shareholder nevertheless insists on attending the meeting in-person, he or she is requested to send an email to investor.info@franksintl.com on or before August 27, 2021 with the motivation to attend in-person. To ensure a safe and orderly meeting as much as possible, Frank’s will assess each such request and it cannot admit shareholders who have not submitted a request to attend in-person. Shareholders who do attend the meeting in-person will do so at their own health risk and are responsible for maintaining the mandatory social distance at all times. Those who show symptoms of (potentially) COVID-19, or who have been in contact with any person suffering from COVID-19 during the previous 14 days, may not attend the Annual Meeting. We will adhere to instructions made by the Dutch government from time to time, for example on maximum number of people attending and social distancing. We will continue to closely monitor developments and will share further updates through our website.

This Annual Meeting has been called by Frank’s board of managing directors (the “Management Board”) and Frank’s board of supervisory directors (the “Supervisory Board”). The Supervisory Board, the Management Board and the special transactions committee of the Supervisory Board have approved an agreement and plan of merger (the “Merger Agreement”) that provides for the combination of Frank’s and Expro Group Holdings International Limited (“Expro”). Pursuant to the terms of the Merger Agreement, Expro shall be merged with and into a direct wholly owned subsidiary of Frank’s (“Merger Sub”), with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of Frank’s (the “Merger”). Upon consummation of the transactions (the “Transactions”) contemplated by the Merger Agreement and the Plan of Merger (as defined in the Merger Agreement), Frank’s is hereinafter referred to as the “Combined Company”.

For this meeting, with respect to the Merger, you will be asked to consider and vote upon the following proposals:

(i)	the adoption and approval within the meaning of Section 2:107a of the Dutch Civil Code, of the Merger Agreement, the Merger and the Transactions;

(ii)

the authorization of the Management Board, subject to approval of the Supervisory Board (and, following the implementation of the Board Structure Proposal and the Board Changes Proposal (each as defined below), the board of directors of the Combined Company (the “Combined Company Board”)), to issue shares of Franks’s common stock to Expro shareholders in connection with the Merger and to grant rights to subscribe for shares of Franks’s common stock to holders of warrants, options and other rights to subscribe for or otherwise acquire ordinary shares in Expro to the holders of those rights in connection with the Merger;

(iii)

the appointment, effective as of the effective time of the Merger, but following the implementation of the Board Structure Proposal (as defined below), of Messrs. Michael C. Kearney, D. Keith Mosing and Robert W. Drummond nominated by the Supervisory Board and Messrs. Brian Truelove, Eitan Arbeter, Alan Schrager and Messes. Eileen G. Whelley and Lisa L. Troe designated by the board of directors of Expro as non-executive directors and Mr. Michael Jardon designated by the board of directors of Expro as executive director of the Combined Company Board, to serve until the Combined Company’s annual general meeting of shareholders in 2022 (the “Board Changes Proposal”);

(iv)	The approval and adoption of the following proposals to amend the Frank’s articles of association (the “Frank’s Articles”):

(a)

the approval and adoption of an amendment, as of or prior to the effective time of the Merger, to the Frank’s Articles to increase the total authorized capital stock of Frank’s from 798,096,000 shares of Frank’s common stock to 1,200,000,000 shares of Frank’s common stock. This proposal also includes authorization of each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V. to execute the notarial deed of amendment giving effect thereto;

(b)

the approval and adoption of an amendment to the Frank’s Articles, as of or prior to the effective time of the Merger, to effect a reverse stock split in respect of all issued and outstanding shares of Frank’s common stock at a ratio in the range from 1-for-4 to 1-for-7, with such specific ratio to be determined by the Supervisory Board following the Annual Meeting (with the consent of Expro not unreasonably withheld, conditioned or delayed). This proposal also includes authorization of each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V. to execute the notarial deed of amendment giving effect thereto; and

(c)

the approval and adoption of an amendment to the Frank’s Articles, as of or prior to the effective time of the Merger, to transition Frank’s governance structure from a two-tier board structure to a one-tier board structure, together with certain technical changes to the Frank’s Articles (the “Board Structure Proposal”). This proposal also includes authorization of each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V. to execute the notarial deed of amendment giving effect thereto.

The text of the proposed amendments to Frank’s Articles are deposited at Frank’s office for inspection by the shareholders. A further explanation of the changes is provided in the proxy statement.

(v)

the approval and adoption of an amendment, as of the effective time but following the implementation of the Board Structure Proposal, to Frank’s compensation policy to reflect the transition of Frank’s governance structure from a two-tier board structure to a one-tier board structure; and

(vi)	the approval, on a non-binding advisory basis, of certain compensation that may be paid or become payable to Frank’s named executive officers that is based on or otherwise relates to the Merger.

With respect to annual meeting items, you will be asked to consider and vote on the following proposals:

(i)

the re-election of the nine current members of the Frank’s Supervisory Board to serve until the earlier of the effective time of the Merger or the Frank’s annual general meeting of shareholders in 2022;

(ii)

the re-appointment of Steven Russell, Melissa Cougle and John Symington as members of the Management Board to serve until the earlier of the effective time of the Merger or the end of Frank’s annual general meeting of shareholders in 2022;

(iii)

the review of the annual report for the fiscal year ended December 31, 2020, including the paragraph relating to corporate governance, to confirm and ratify the preparation of Frank’s statutory annual accounts and annual report in the English language and to confirm and adopt the annual accounts for the fiscal year ended December 31, 2020;

(iv)	the discharge of the members of the Supervisory Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2020;

(v)	the discharge of the members of the Management Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2020;

(vi)

the appointment of KPMG Accountants N.V. as Frank’s auditor who will audit the Dutch statutory annual accounts of Frank’s for the fiscal year ending December 31, 2021, as required by Dutch law, provided Deloitte Accountants B.V. shall be appointed for that fiscal year if the Merger is completed;

(vii)

the ratification of the appointment of KPMG LLP as Frank’s independent registered public accounting firm to audit Frank’s U.S. GAAP financial statements for the fiscal year ending December 31, 2021, provided Deloitte & Touche LLP shall be appointed for that fiscal year if the Merger is completed;

(viii)

the ratification and approval of the remuneration of the members of the Supervisory Board granted for the period from the 2020 annual general meeting until the date of the Annual Meeting, and to approve the remuneration of the members of the Supervisory Board for the period from the Annual Meeting up to and including the earlier of the effective time of the Merger or the annual general meeting of shareholders in 2022;

(ix)

the authorization of the Management Board, subject to Supervisory Board approval (and, following the implementation of the Board Structure Proposal and the Board Changes Proposal, the Combined Company Board), to repurchase shares up to 10% of the issued share capital, for any legal purpose, at the stock exchange or in a private purchase transaction, at a price between $0.01 and 105% of the market price on the NYSE, and during a period of 18 months starting from the date of the Annual Meeting; and

(x)	the transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

Approval of each of the proposals requires the affirmative vote of a simple majority of the votes cast.

All shareholders of Frank’s are entitled to attend the Annual Meeting and to vote the shares of common stock that they hold as of the “day of registration” (“dag van registratie”) as referred to in the Dutch Civil Code (which is August 13, 2021, as described further in the proxy statement). Each person who attends the Annual Meeting may be asked to present valid picture identification, such as a driver’s license or passport and proof of share ownership as of August 13, 2021. Examples of proof of share ownership include voting instruction statements from a broker or bank or share certificates. Even if you plan to attend the Annual Meeting, Frank’s urges you to promptly vote your shares of common stock by submitting your marked, signed and dated proxy card. You will retain the right to revoke your proxy at any time before the vote, or to vote your shares of common stock personally if you attend the Annual Meeting. Please note, however, that if you hold your shares of common stock through a broker or other nominee, and you wish to vote in person at the Annual Meeting, you must obtain from your broker or other nominee a proxy issued in your name.

For further information, please review the proxy statement at www.proxydocs.com/fi, which contains detailed descriptions of the proposals to be voted upon at the Annual Meeting.

No Offer or Solicitation

This communication relates to the Transactions between Frank’s and Expro. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s has filed a registration statement on Form S-4 (the “Registration Statement”) and a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Frank’s intends to file other relevant materials with the SEC regarding the Transactions. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation. Information regarding Frank’s directors and executive officers is contained in the proxy statement/prospectus, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.